SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 100
American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 308
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Vasiliki Papaefthymiou

Executive Vice President—Legal and Director

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Stuart Gelfond

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

(212) 859-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$53,052,000	$6,149

(1)	Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Navios Maritime Holdings Inc. seeks to acquire any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred” and, together with the Series G Preferred the “Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of the (a) the product of (i) $12.33, the average of the high and low prices per Series G ADSs on the New York Stock Exchange on March 20, 2017, and (ii) 1,455,013, the maximum number of Series G ADSs that could be accepted for exchange in the Exchange Offer; and (b) the product of (i) $12.10, the average of the high and low prices per Series H ADS on the New York Stock Exchange on March 20, 2017, and (ii) 2,901,715, the maximum number of Series H ADSs that could be accepted for exchange in the Exchange Offer.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $115.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Exchange Offer”) by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), to acquire any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”) from all tendering holders of Preferred Shares, pursuant to the terms and subject to the conditions described in the offer to exchange, dated March 21, 2017 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto and the related letter of transmittal for each of the Series G ADSs and the Series H ADSs (collectively, the “Letters of Transmittal”), filed as Exhibits (a)(1)(B)(i) and (a)(1)(B)(ii) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Exchange and the related Letters of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange is incorporated by reference herein.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the Company and the address and telephone number of its principal executive offices are as follows:

Navios Maritime Holdings Inc.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(b) Securities. The information set forth on the front cover page of the Offer to Exchange and under the heading “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

(c) Trading Market and Price. The information with respect to the Series G ADSs and the Series H ADSs set forth in the Offer to Exchange under the heading “Market Price and Dividend Information” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The business address and telephone number of the Company are as set forth under Item 2(a) above and are incorporated by reference herein.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Angeliki Frangou	Chairman of the Board and Chief Executive Officer
George Achniotis	Chief Financial Officer
Ted C. Petrone	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	Executive Vice President—Legal and Director
Anna Kalathakis	Chief Legal Risk Officer
Shunji Sasada	President of Navios Corporation and Director
Leonidas Korres	Senior Vice President—Business Development
Efstratios Desypris	Chief Financial Controller
Ioannis Karyotis	Senior Vice President—Strategic Planning
Erifili Tsironi	Senior Vice President—Credit Management
Spyridon Magoulas	Director
John Stratakis	Director
Efstathios Loizos	Director
George Malanga	Director

The business address and telephone number of each of the above directors and executive officers is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, telephone number (011) + (377) 9798-2140.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “Questions and Answers About the Exchange Offer,” “The Exchange Offer,” “Certain U.S. Federal Income Tax Considerations” and “Comparison of Rights Between the Preferred Shares and the Common Stock” is incorporated by reference herein.

(b) Purchases. To the Company’s knowledge, no Series G ADSs or Series H ADSs are owned by any officer, director or affiliate of the Company, and therefore no such persons will participate in the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “The Exchange Offer” and “Comparison of Rights Between the Preferred Shares and the Common Stock” is incorporated by reference herein.

•	The Company has entered into the following agreements with respect to the Series G Preferred (which are incorporated as exhibits to this Schedule TO): Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference); Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference); and Offer to Exchange dated March 21, 2017, and filed as an exhibit to this Schedule TO.

•	The Company has entered into the following agreements with respect to the Series H Preferred (which are incorporated as exhibits to this Schedule TO): Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference); Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference); and Offer to Exchange dated March 21, 2017, and filed as an exhibit to this Schedule TO.

•	The Company has entered into the following agreements with respect to the Series G ADSs and Series H ADSs (which are incorporated as exhibits to this Schedule TO): Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American Depositary Receipts described therein (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated by reference herein); Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated by reference herein); and Offer to Exchange dated March 21, 2017, and filed as an exhibit to this Schedule TO.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under the heading “Questions and Answers about the Exchange Offer—What is the purpose of the Exchange Offer?” is incorporated by reference herein.

(b) Use of Securities Acquired. The Series G ADSs and Series H ADSs acquired in the Exchange Offer will be cancelled. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Tender of Series G ADSs or Series H ADSs; Acceptance of Series G ADSs or Series H ADSs” is incorporated by reference herein.

(c) Plans. The information set forth in the Offer to Exchange under the heading “Risk Factors” is incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Source and Amount of Funds” is incorporated by reference herein.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under the heading “Share Ownership of Directors and Officers” is incorporated by reference herein.

(b) Securities Transactions. None of the Company or the Company’s executive officers or directors have effected any transactions with respect to the Series G ADSs or Series H ADSs within the 60-day period immediately preceding the filing of this Schedule TO. The information set forth in the Offer to Exchange under the heading “Share Ownership of Directors and Officers” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) We have not employed or retained and will not pay any commission or other remuneration to any broker, dealer, salesman or other person for making recommendations and soliciting tenders and related consents of Series G ADSs and Series H ADSs. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Terms of the Exchange Offer” is incorporated by reference herein.

Item 10.	Financial Statements.

(a) Financial Information

(1)	The consolidated financial statements and other information set forth under Part III, Item 18 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(2)	The consolidated financial statements and other information set forth in the Company’s Form 6-K filed with the SEC on June 13, 2016 are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(3)	The consolidated financial statements and other information set forth in the Company’s Form 6-K filed with the SEC on August 25, 2016 are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(4)	The consolidated financial statements and other information set forth in the Company’s Form 6-K filed with the SEC on December 1, 2016 are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(5)	The consolidated financial statements and other information set forth in the Company’s Form 6-K filed with the SEC on March 20, 2017 are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(6)	The summary consolidated financial data and other information set forth in the Offer to Exchange under the heading “Summary Consolidated Financial Data” is incorporated by reference herein.

(7)	The information set forth in the Offer to Exchange under the heading “Ratio of Earnings to Combined Fixed Charges and Preferred Distributions” is incorporated by reference herein.

(8)	At December 31, 2016, book value per Series G ADS of the Company was $25.00. At December 31, 2016, book value per Series H ADS of the Company was $25.00.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under the heading “Share Ownership of Directors and Officers” is incorporated by reference herein. The information set forth under the heading “Major Shareholders and Related Party Transactions” in the Company’s Annual Report on Form 20-F, filed with the SEC on April 25, 2016, is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3) Not applicable.

(4) Not applicable.

(5) On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G ADSs and Series H ADSs. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G ADSs and Series H ADSs). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety.

(c) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated March 21, 2017.

(a)(1)(B)(i)	Letter of Transmittal to the holders of Series G Shares, dated March 21, 2017.

(a)(1)(B)(ii)	Letter of Transmittal to the holders of Series H Shares, dated March 21, 2017.

(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release.

(b)	Not applicable.

(d)(1)(A)	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(d)(1)(B)	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(d)(1)(C)	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

(d)(1)(D)	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

(d)(1)(E)	Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American Depositary Receipts described therein (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated by reference herein).

(d)(1)(F)	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated by reference herein).

(g)	Not applicable.

(h)	Not applicable.

*	To be filed by amendment.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: March 21, 2017	By:	/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou
Executive Vice President—Legal and Director